Filed by Graf Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Graf Acquisition Corp. IV

Commission File No. 333-271929

Date: July 6, 2023

This filing relates to the proposed merger involving Graf Acquisition Corp. IV (“Graf”) and NKGen Biotech, Inc. (“NKGen”), pursuant to the terms of that certain Agreement and Plan of Merger, dated April 14, 2023.

Graf and NKGen issued the following joint press release on July 6, 2023.

NKGen Biotech Inc. and Graf Acquisition Corp. IV to Co-Host Investor Event

SANTA ANA, California, and THE WOODLANDS, Texas, July 6, 2023 — NKGen Biotech Inc. (“NKGen”), a clinical-stage biotechnology company focused on the development and commercialization of innovative autologous, allogeneic and CAR-NK natural killer (“NK”) cell therapies, and Graf Acquisition Corp. IV (NYSE: GFOR, GFOR.U, GFOR WS) (“Graf”) will co-host an investor event at the Lotte New York Palace Hotel on July 20, 2023 at 10:00 AM ET.

Presentation topics include NKGen’s differentiated intellectual property and approach to NK cell therapy for Alzheimer’s and Parkinson’s diseases, NKGen’s Phase 1 clinical trial data of SNK01 to treat patients with Alzheimer’s disease, preclinical compassionate use case studies, and the proposed business combination transaction between NKGen and Graf.

A live question and answer session will follow the formal presentation. Register to attend in-person or virtually through the link here.

About NKGen Biotech Inc.

NKGen is a clinical-stage biotechnology company focused on the development and commercialization of innovative autologous, allogeneic, and CAR-NK NK cell therapies. NKGen is headquartered in Santa Ana, California, USA. For more information, please visit www.nkgenbiotech.com.

About Graf Acquisition Corp. IV

Graf is a blank-check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Important Information and Where to Find It

The proposed business combination between NKGen and Graf will be submitted to stockholders of Graf for their consideration. Graf has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, dated May 15, 2023, as amended on June 26, 2023 (as may be further amended, the “Registration Statement”), relating to the proposed business combination, which includes both a preliminary prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to Graf's stockholders in connection with Graf's solicitation of proxies for the vote by its stockholders in connection with the proposed business combination and other matters as described in the Registration Statement. Graf urges its investors, stockholders and other interested persons to read the preliminary proxy statement/prospectus and, when available, any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by Graf with the SEC, because these documents will contain important information about Graf, NKGen and the proposed business combination. After the Registration Statement is declared effective, Graf will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the proposed business combination. Stockholders may obtain a copy of the Registration Statement, including the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed by Graf with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a request to: Graf Acquisition Corp. IV, 1790 Hughes Landing Blvd., Suite 400, The Woodlands, TX 77380.

Participants in the Solicitation

Graf and NKGen and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Information about the directors and executive officers of Graf is set forth in the Registration Statement and will be included in the definitive proxy statement/prospectus when available. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Graf stockholders in connection with the proposed business combination is set forth in the Registration Statement and will be included in the definitive proxy statement/prospectus when available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Graf and NKGen. These statements are based on the beliefs and assumptions of the management of Graf and NKGen. Although Graf and NKGen believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Graf nor NKGen can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “anticipates,” “expects,” “projects,” “forecasts,” “outlook,” “future,” “further,” “may,” “will,” “potential,” “should,” “seeks,” “seems,” “targets,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, Graf’s or NKGen’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including changes in domestic and foreign business, market, financial, political and legal conditions, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors that may affect actual results or outcomes include, among others, the inability of the parties to successfully or timely consummate the proposed business combination; the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the merger agreement by Graf’s stockholders, the satisfaction of the minimum cash condition and the receipt of certain governmental and regulatory approvals; the inability to obtain any PIPE investments; the effect of the announcement or pendency of the proposed business combination on NKGen’s business relationships, operating results, and business generally; the risk that the proposed business combination disrupts the current plans and operations of NKGen; NKGen’s lack of products approved for sale and ability to achieve profitability; the risk that preclinical studies and early-stage clinical trials may not be predictive of future results; NKGen’s ability to raise additional funding to complete the development and any commercialization of its product candidates; NKGen’s dependence on its lead product candidates, SNK01 and SNK02; the complexity of the manufacturing process for NK cell therapies; the risk that regulatory approvals for NKGen’s product development are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the post-business combination entity (“New NKGen”) or the expected benefits of the proposed business combination; NKGen’s ability to manage future growth; NKGen’s ability to manage clinical trials or studies, including any compassionate use programs and product pipeline; the dependence on the success of NKGen’s SNK NK cell technology platform; New NKGen’s ability to meet the listing standards of the New York Stock Exchange, NYSE American or, Nasdaq Stock Market; the amount of redemption requests made by Graf’s public stockholders; the complexity of numerous regulatory and legal requirements that NKGen needs to comply with to operate its business; the failure to obtain, adequately protect, maintain or enforce NKGen’s intellectual property rights; the ability of Graf or New NKGen to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the concentrated ownership of New NKGen common stock among NKGen’s existing executive officers, directors and principal stockholders; and those factors discussed under the heading “Risk Factors” in the Registration Statement and other documents of Graf filed, or to be filed, with the SEC. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Graf or NKGen assess the impact of all such risk factors on the businesses of Graf and NKGen prior to the proposed business combination, and the combined company following the proposed business combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Graf or NKGen or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Graf and NKGen prior to the proposed business combination, and the combined company following the proposed business combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Internal Contacts:

Denise Chua, MBA, CLS, MT (ASCP)

Vice President, Investor Relations and Corporate Communications

949-396-6830

dchua@nkgenbiotech.com

Sabrina McKee

Chief Financial Officer and EVP, Strategy

Graf Acquisition Corp. IV

sabrina@grafacq.com

External Contacts:

Chris Calabrese

Managing Director

LifeSci Advisors, LLC

ccalabrese@lifesciadvisors.com

Kevin Gardner

Managing Director

LifeSci Advisors, LLC

kgardner@lifesciadvisors.com

NKGen also posted the following on LinkedIn and Twitter.